UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Focus Financial Partners Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

34417P100
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300

with a copy to:

Joseph Kaufman, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSONS
KKR Freya Aggregator L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,809,602

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,809,602

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,809,602

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSONS
KKR Freya Aggregator GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,809,602

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,809,602

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,809,602

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSONS
KKR Americas Fund XII (Freya) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,809,602

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,809,602

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,809,602

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSONS
KKR Associates Americas XII AIV L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,809,602

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,809,602

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,809,602

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSONS
KKR Americas XII AIV GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,809,602

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,809,602

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,809,602

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSONS
KKR Americas XII (Freya) Blocker Parent L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,217,986

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,217,986

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,217,986

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSONS
KKR Americas XII EEA (Freya) Blocker Parent L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
420,797

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
420,797

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
420,797

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSONS
KKR Associates Americas XII L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,638,783

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,638,783

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,638,783

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSONS
KKR Americas XII Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,638,783

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,638,783

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,638,783

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,448,385

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,448,385

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,448,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,448,385

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,448,385

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,448,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,448,385

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,448,385

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,448,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,448,385

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,448,385

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,448,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,448,385

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,448,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,448,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 34417P100	13D

1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,448,385

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,448,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,448,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Calculated pursuant to Rule 13d-3. See Item 5.

Explanatory Note

This Amendment No. 1 supplements and amends the Schedule 13D filed on August 1, 2018 by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”), relating to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Focus Financial Partners Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 1 reflects, among other things, in connection with an internal reorganization that became effective on January 1, 2020 (the “KKR Reorganization”): (i) the removal of KKR Management Holdings L.P., KKR Management Holdings Corp. and KKR Fund Holdings GP Limited as Reporting Persons on this Schedule 13D as a result of their dissolution or merger and (ii) the renaming of KKR Fund Holdings L.P. as KKR Group Partnership L.P. The KKR Reorganization did not involve any purchase or sale of securities of the Issuer.  Except as otherwise specified in this Amendment No. 1, all previous Items are unchanged.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Focus Financial Partners Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 875 Third Avenue, 28th Floor, New York, NY 10022.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (f)	This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	KKR Freya Aggregator L.P., a Delaware limited partnership;

(ii)	KKR Freya Aggregator GP LLC, a Delaware limited liability company;

(iii)	KKR Americas Fund XII (Freya) L.P., a Delaware limited partnership;

(iv)	KKR Associates Americas XII AIV L.P., a Delaware limited partnership;

(v)	KKR Americas XII AIV GP LLC, a Delaware limited liability company;

(vi)	KKR Americas XII (Freya) Blocker Parent L.P., a Delaware limited partnership;

(vii)	KKR Americas XII EEA (Freya) Blocker Parent L.P., a Delaware limited partnership;

(viii)	KKR Associates Americas XII L.P., a Cayman Islands exempted limited partnership;

(ix)	KKR Americas XII Limited, a Cayman Islands exempted limited company;

(x)	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;

(xi)	KKR Group Holdings Corp., a Delaware corporation;

(xii)	KKR & Co. Inc., a Delaware corporation;

(xiii)	KKR Management LLP, a Delaware limited liability partnership;

(xiv)	Henry R. Kravis, a United States citizen; and

(xv)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xv) are collectively referred to herein as the “Reporting Persons”).

KKR Freya Aggregator GP LLC is the general partner of KKR Freya Aggregator L.P., KKR Americas Fund XII (Freya) L.P. is the sole member of KKR Freya Aggregator GP LLC, KKR Associates Americas XII AIV L.P. is the general partner of KKR Americas Fund XII (Freya) L.P. and KKR Americas XII AIV GP LLC is the general partner of KKR Associates Americas XII AIV L.P. KKR Associates Americas XII L.P. is the general partner of KKR Americas XII (Freya) Blocker Parent L.P. and KKR Americas XII EEA (Freya) Blocker Parent L.P. and KKR Americas XII Limited is the general partner of KKR Associates Americas XII L.P. KKR Group Partnership L.P. is the sole member of KKR Americas XII AIV GP LLC and the sole shareholder of KKR Americas XII Limited.  KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR & Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Messrs. Joseph Bae, Scott Nuttall, Robert Lewin and David Sorkin is a director of KKR Americas XII Limited and KKR Group Holdings Corp. The executive officers of KKR Group Holdings Corp. and KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin and Sorkin. The directors of KKR & Co. Inc. are listed on Annex A attached hereto, which is incorporated herein by reference.

Each of Messrs. Bae, Nuttall and Sorkin is a United States citizen. Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, dated as of August 1, 2018, a copy of which is attached hereto as Exhibit A.

(b)	The address of the business office of each of the Reporting Persons and the other individuals named in this Item 2 is, except for Mr. Roberts:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)
Each of KKR Group Partnership L.P., KKR Group Holdings Corp., KKR & Co. Inc. and KKR Management LLP is principally engaged as a holding company. KKR Freya Aggregator L.P., KKR Americas XII (Freya) Blocker Parent L.P. and KKR Americas XII EEA (Freya) Blocker Parent L.P. are investment vehicles. KKR Freya Aggregator GP LLC, KKR Americas Fund XII (Freya) L.P., KKR Associates Americas XII AIV L.P., KKR Americas XII AIV GP LLC, KKR Associates Americas XII L.P. and KKR Americas XII Limited are each principally engaged in the business of being a general partner or sole or managing member, as described above and managing investments through other partnerships and limited liability companies.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates.  The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

Pursuant to an underwriting agreement dated February 25, 2021 (the “Underwriting Agreement”) by and among the KKR Funds (as defined below) and other parties thereto, as selling stockholders, the Issuer and Goldman Sachs & Co. LLC and BofA Securities, Inc., as representatives for the underwriters named therein (the “Underwriters”), the Underwriters agreed to purchase from the KKR Funds and the KKR Funds agreed to sell to the Underwriters an aggregate of 2,075,424 shares of Class A Common Stock at a price of $46.20 per share (the “Offering”). Pursuant to the Underwriting Agreement, the KKR Funds also granted to the Underwriters a 30-day option to purchase up to an additional 323,434 shares of Class A Common Stock from the KKR Funds.  The sale of 2,075,424 shares by the KKR Funds in the Offering closed on March 2, 2021.  The Offering was made pursuant to the Issuer’s shelf registration statement on Form S-3 (File No. 333-233566), as supplemented by a prospectus supplement dated February 25, 2021.  KKR Capital Markets LLC, an affiliate of KKR, is acting as an underwriter in connection with the Offering. The foregoing description of the Underwriting Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which has been filed as Exhibit J hereto and is incorporated herein by reference.

Pursuant to the Underwriting Agreement, each of the KKR Funds have entered into a lock-up agreement (the “Lock-Up Agreement”) with the Underwriters pursuant to which it has agreed with the Underwriter, subject to certain exceptions, not to offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Class A Common Stock or securities convertible into or exercisable or exchangeable for Class A Common Stock during the period from February 25, 2021 continuing through the date 90 days thereafter, except with the prior written consent of the Underwriters. The foregoing description of the Lock-Up Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which has been filed as Exhibit K hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D are hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b).  The Reporting Persons may be deemed to beneficially own an aggregate of 7,448,385 shares of Class A Common Stock, which represents, in the aggregate, approximately 13.0% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act consisting of 3,638,783 shares of Class A Common Stock and 3,809,602 common units of Focus LLC, which may be exchanged for shares of Class A Common Stock pursuant to the Fourth Amended and Restated Focus LLC Agreement, as described below.

Securities of the Issuer are owned by KKR Freya Aggregator L.P., KKR Americas XII (Freya) Blocker Parent L.P. and KKR Americas XII EEA (Freya) Blocker Parent L.P. (collectively, the “KKR Funds”) as follows: (i) KKR Freya Aggregator L.P. owns 3,809,602 common units of Focus LLC and an equal number of shares of Class B common stock (“Class B Common Stock”) of the Issuer, which common units are exchangeable at the option of the Issuer or Focus LLC on a one-for-one basis for shares of Class A Common Stock pursuant to the Fourth Amended and Restated Operating Agreement of Focus Financial Partners, LLC or an equivalent amount of cash, (ii) KKR Americas XII (Freya) Blocker Parent L.P. owns 3,217,986 shares of Class A Common Stock and (iii) KKR Americas XII EEA (Freya) Blocker Parent L.P. owns 420,797 shares of Class A Common Stock.

The aggregate percentage of beneficial ownership in this Schedule 13D for purposes of calculations under Rule 13d-3 is based on 53,326,343 shares of Class A Common Stock outstanding following the completion of the Offering, as reported in the Issuer’s prospectus supplement dated February 25, 2021, filed with the Securities and Exchange Commission on February 26, 2021, plus, the shares of Class A Common Stock that KKR Freya Aggregator L.P. may acquire upon the conversion of the common units of Focus LLC held by KKR Freya Aggregator L.P.

The Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of approximately 10.3% of the outstanding Class A Common Stock and Class B Common Stock on a combined basis, based on 53,326,343 shares of Class A Common Stock and 18,707,641 shares of Class B Common Stock, and an equal number of common units of Focus LLC outstanding following the completion of the Offering, as reported in the Issuer’s prospectus supplement dated February 25, 2021 filed with the Securities and Exchange Commission on February 26, 2021.

Each of KKR Freya Aggregator GP LLC (as the general partner of KKR Freya Aggregator L.P.), KKR Americas Fund XII (Freya) L.P. (as the sole member of KKR Freya Aggregator GP LLC), KKR Associates Americas XII AIV L.P. (as the general partner of KKR Americas Fund XII (Freya) L.P.), and KKR Americas XII AIV GP LLC (as the general partner of KKR Associates Americas XII AIV L.P.) may be deemed to be the beneficial owner of the securities held directly by KKR Freya Aggregator L.P., in each case, as described more fully in this Schedule 13D.

KKR Associates Americas XII L.P. (as the general partner of KKR Americas XII (Freya) Blocker Parent L.P. and KKR Americas XII EEA (Freya) Blocker Parent L.P.) and KKR Americas XII Limited (as the general partner of KKR Associates Americas XII L.P.) may be deemed to be the beneficial owner of the securities held directly by KKR Americas XII (Freya) Blocker Parent L.P. and KKR Americas XII EEA (Freya) Blocker Parent L.P., in each case, as described more fully in this Schedule 13D.

KKR Group Partnership L.P. (as the sole member of KKR Americas XII AIV GP LLC and the sole shareholder of KKR Americas XII Limited), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities held directly by KKR Freya Aggregator L.P., KKR Americas XII (Freya) Blocker Parent L.P. and KKR Americas XII EEA (Freya) Blocker Parent L.P., in each case, as described more fully in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein.

(c)   Except as set forth in this Schedule 13D and below, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, none of the KKR Directors or any other person named in Item 2 has engaged in any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

On March 2, 2021, the KKR Funds sold the below Class A Common Stock in the Offering at a price of $46.20 per share.

KKR Fund	Class A Common Stock Sold

KKR Freya Aggregator L.P.	1,061,512
KKR Americas XII (Freya) Blocker Parent L.P.	896,661
KKR Americas XII EEA (Freya) Blocker Parent L.P.	117,251

(d)   To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e)   As described above in the Explanatory Note, KKR Management Holdings L.P., KKR Management Holdings Corp. and KKR Fund Holdings GP Limited are no longer reporting persons on this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

Exhibit No.	Description

Exhibit I	Power of Attorney

Exhibit J
Underwriting Agreement, dated as of February 25, 2021 (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 2, 2021).

Exhibit K	Lock-up Agreement, dated as of February 23, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2021

KKR FREYA AGGREGATOR L.P.

	By:	KKR Freya Aggregator GP LLC, its general partner

	By:	/s/ Terence P. Gallagher
		Name:	Terence P. Gallagher
		Title:	Attorney-in-fact for Robert H. Lewin, Vice President and Chief Financial Officer

KKR FREYA AGGREGATOR GP LLC

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for Robert H. Lewin, Vice President and Chief Financial Officer

KKR AMERICAS FUND XII (FREYA) L.P.

By:	KKR Associates Americas XII AIV L.P., its general partner

By:	KKR Americas XII AIV GP LLC, its general partner

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for Robert H. Lewin, Vice President and Chief Financial Officer

KKR ASSOCIATES AMERICAS XII AIV L.P.

By:	KKR Americas XII AIV GP LLC, its general partner

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title	Attorney-in-fact for Robert H. Lewin, Vice President and Chief Financial Officer

KKR AMERICAS XII AIV GP LLC

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for Robert H. Lewin, Vice President and Chief Financial Officer

KKR AMERICAS XII (FREYA) BLOCKER PARENT L.P.

By:	KKR Associates Americas XII L.P., its general partner

By:	KKR Americas XII Limited, its general partner

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for Robert H. Lewin, Director

KKR AMERICAS XII EEA (FREYA) BLOCKER PARENT L.P.

By:	KKR Associates Americas XII L.P., its general partner

By:	KKR Americas XII Limited, its general partner

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for Robert H. Lewin, Director

KKR ASSOCIATES AMERICAS XII L.P.

By:	KKR Americas XII Limited, its general partner

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for Robert H. Lewin, Director

KKR AMERICAS XII LIMITED

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for Robert H. Lewin, Director

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp., a general partner

/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR MANAGEMENT LLP

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation
Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School
John B. Hess	Chief Executive Officer of Hess Corporation
Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.
Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley

EXHIBIT INDEX

This Exhibit Index is hereby amended and supplemented by the following:

Exhibit No.	Description

Exhibit I	Power of Attorney

Exhibit J
Underwriting Agreement, dated as of February 25, 2021 (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 2, 2021).

Exhibit K	Lock-up Agreement, dated as of February 23, 2021.